Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

02.05.2018 / 15:03

The issuer is solely responsible for the content of this announcement.

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:
First name:	Thomas
Last name(s):	Schaffer

2. Reason for the notification

a) Position / status

Position:	Member of the managing body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
Description:	ADS (American Depositary Shares)

b) Nature of the transaction

Acquisition

c) Price(s) and volume(s)

Price(s)	Volume(s)
13.17 USD	19755.00USD

d) Aggregated information

Price	Aggregated volume
13.1700 USD	19755.0000USD

e) Date of the transaction

2018-05-01; UTC+2

f) Place of the transaction

Name:	Nasdaq Stock Exchange
MIC:	XNAS